EXHIBIT 10.4
AMENDED AND RESTATED
EMPLOYMENT AGREEMENT
     This AMENDED AND RESTATED EMPLOYMENT AGREEMENT is effective as of the 21st day of February, 2007 (the “Effective Date”), by and between REPUBLIC SERVICES, INC., a Delaware corporation (the “Company”), and DAVID A. BARCLAY, a Florida resident (“Employee”).
     Employee and the Company are parties to that Employment Agreement dated as of October 25, 2000, as amended by Amendment Number One, dated as of January 31, 2003, and Amendment Number Two, dated as of October 10, 2006 (collectively, the “Existing Employment Agreement”).
     As of the date hereof, Employee continues to be an employee of the Company and is considered a valued employee that the Company desires to retain in accordance with the terms of the Existing Employment Agreement.
     For convenience of incorporating the previous amendments and making certain clarifying changes to the Existing Employment Agreement, including the incorporation in this Agreement of references to certain provisions of the Company’s Executive Incentive Plan which otherwise governs certain incentive bonuses generally available to all participants under such Plan, including Employee, and in order to memorialize the agreement by Employee to the cessation of the accrual of a tax gross-up on future deferrals of compensation, Employee and the Company desire to enter into this Amended and Restated Employment Agreement (this “Agreement”).
     In consideration of the premises set forth above, the mutual representations, warranties, covenants and agreements contained in this Agreement and other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:
     1. Employment.
          (a) Retention. The Company agrees to employ and/or continue the employment of Employee as its Senior Vice President and General Counsel, and Employee agrees to accept such employment, subject to the terms and conditions of this Agreement.
          (b) Employment Period. This Agreement shall commence on the Effective Date and, unless terminated in accordance with the terms of this Agreement shall continue in effect on a rolling two-year basis, such that at any time during the term of this Agreement there will be two years remaining (the “Employment Period”). Notwithstanding the evergreen nature of the Employment Period, the Company may terminate Employee at any time in accordance with the provisions of Section 3 of this Agreement.
          (c) Duties and Responsibilities. During the Employment Period, Employee shall serve as Senior Vice President and General Counsel and shall have such authority and responsibility and perform such duties as may be assigned to him from time to time by the Chief Executive Officer of the Company, and in the absence of such assignment, such duties as are customary to Employee’s office and as are necessary or appropriate to the business and operations of the Company. During the Employment Period, Employee’s employment shall be full time and Employee shall perform his duties honestly, diligently, in good faith and in the best interests of the Company and shall use his best efforts to promote the interests of the Company.
          (d) Other Activities. Except upon the prior written consent of the Company, Employee, during the Employment Period, will not accept any other employment. Employee shall be permitted to engage in any non-competitive businesses, not-for-profit organizations and other ventures, such as passive real estate investments, serving on charitable and civic boards and organizations, and similar activities, so long as such activities do not materially interfere with or detract from the performance of Employee’s duties or constitute a breach of any of the provisions contained in Section 7 of this Agreement.
     2. Compensation.
          (a) Base Salary and Adjusted Salary. In consideration for Employee’s services hereunder and the restrictive covenants contained herein, Employee shall be paid an annual base salary of $331,500 for the 2007 Fiscal Year, subject to adjustment pursuant to Section 2(l) hereof (the “Base Salary”), payable in accordance with the Company’s customary payroll practices. Notwithstanding the foregoing, Employee’s annual Base Salary may be increased at anytime and from time to time to levels greater than the levels set forth in the preceding sentence at the discretion of the Board of Directors of the Company to reflect merit or other increases. In lieu of cash increases to the Base Salary, commencing with the 2004 Fiscal Year and continuing for each Fiscal Year thereafter through 2006, Employee has been awarded shares of restricted stock of the Company, as follows: (i) 2004 — 1,500 shares; (ii) 2005 — 2,000 shares; and 2006 — 2,500 shares. Similar deferrals in lieu of cash increases in Base Salary may be made for 2007 and/or future Fiscal Years during the term of this Agreement, in the discretion of the Compensation Committee of the Board of Directors. For the purposes of this Agreement, the term “Adjusted Salary” means (x) with respect to the 2004 Fiscal Year, the Base Salary plus the value (determined as described below) of the shares of restricted stock initially granted to Employee in lieu of a cash increase to Base Salary for such year, and (y) with respect to the 2005 Fiscal Year and each Fiscal Year thereafter during the term of this Agreement, the greater of (1) the Adjusted Salary for the immediately preceding Fiscal Year or (2) the sum of the Base Salary plus the value (determined as described below) of the shares of restricted stock granted to Employee for such Fiscal Year. For the purposes of this Section, the value of shares of restricted stock shall be the value, determined at the closing price of the Company’s shares on the New York Stock Exchange (“NYSE”) as of the date of grant of the restricted stock award (or if the NYSE is not open for business on such date of grant, then on the next regular business day on which the NYSE is open for business). Based on the foregoing formula, Employee’s Adjusted Salary for 2006 was $429,025, which was determined as reflected on Schedule 2(a) hereto, which Schedule also sets forth an example of how such Adjusted Salary amount would be computed for future years. The Base Salary and Adjusted Salary for each Fiscal Year shall become effective as of January 1 of such Fiscal year. Employee’s Base Salary for any Fiscal Year after 2007 shall remain as set for the 2007 Fiscal Year unless the Board of Directors increases such Base Salary and the Adjusted Salary shall be determined each Fiscal Year in the manner described above. The term “Fiscal Year” as used herein shall mean each period of twelve (12) calendar months commencing on January 1st of each calendar year during the Employment Period and expiring on December 31st of such year.
          (b) Annual Awards. In addition to the Base Salary and/or Adjusted Salary, Employee shall be eligible to receive Annual Awards in an amount equal to 60 % of the Employee’s Base Salary in effect for the Performance Period with respect to which such Annual Award is granted, as established pursuant to the terms of the Company’s Executive Incentive Plan, as amended, restated and renamed effective as of January 1, 2003 (the “Plan”). The Annual Award shall be based on the achievement of such Performance Goals as are established by the Compensation Committee of the Board of Directors pursuant to the Plan. The achievement of said Performance Goals shall be determined by the Compensation Committee of the Board of Directors. Except as otherwise provided in Sections 3(d), 3(e) and 22, with respect to any Fiscal Year during which Employee is employed by the Company for less than the entire Fiscal Year, the Annual Award shall be prorated for the period during which Employee was so employed. The Annual Award shall be payable within sixty (60) days after the end of the Company’s Fiscal Year. To the extent of any conflict between the provisions of this Agreement and the Plan, the terms of this Agreement shall control.
          (c) Merit and Other Bonuses. Employee shall be entitled to such other bonuses as may be determined by the Board of Directors of the Company or by a committee of the Board of Directors as determined by the Board of Directors, in its sole discretion.
          (d) Existing Stock Options and Shares of Restricted Stock. The Company has issued to Employee options to purchase shares of the Company’s Common Stock pursuant to the terms of various Option Agreements and the terms of the Company’s 1998 Stock Incentive Plan (the “Outstanding Option Grants”). The Company has also granted to Employee restricted shares of the Company’s Common Stock pursuant to the terms of various Executive Restricted Stock Agreements and the terms of the Company’s 1998 Stock Incentive Plan (the “Outstanding Restricted Stock Grants”). The options issued or to be issued under the Outstanding Option Grants shall continue to be subject to the terms of the Option Agreements, except to the extent otherwise provided for in this Agreement. The shares of restricted stock granted or to be granted under the Outstanding Restricted Stock Grants shall continue to be subject to the terms of the Executive Restricted Stock Agreements, except to the extent otherwise provided for in this Agreement.
          (e) Other Stock Options. Employee shall be entitled to participate and receive option grants under the 1998 Stock Incentive Plan and such other incentive or stock option plans as may be in effect from time-to-time, as determined by the Board of Directors of the Company.
          (f) Other Compensation Programs. Employee shall be entitled to participate in the Company’s incentive and deferred compensation programs and such other programs as are established and maintained for the benefit of the Company’s employees or executive officers, subject to the provisions of such plans or programs.
          (g) Health Insurance. The Company shall pay for Employee’s and his family’s health insurance including without limitation comprehensive major medical and hospitalization coverage including dental and optical coverage under all group medical plans from time to time in effect for the benefit of the Company’s employees or executive officers.
          (h) Life Insurance. The Company shall purchase and maintain in effect one or more term insurance policies on the life of Employee in an aggregate amount not less than two times his Base Salary in effect from time to time during the term of employment. The beneficiary of such policy shall be the person or persons who Employee designates in writing to the Company.
          (i) Disability Insurance. The Company shall pay for Employee to participate in the Company’s disability insurance in effect from time to time. The Company shall pay for the maximum coverage commercially available. To the extent the Company does not have a disability insurance plan or other retirement plan, then the Company shall arrange, at its expense, for Employee to participate in such plan.
          (j) Other Benefits. During the term of this Agreement, Employee shall also be entitled to participate in any other health insurance programs, life insurance programs, disability programs, stock option plans, bonus plans, pension plans and other fringe benefit plans and programs as are from time to time established and maintained for the benefit of the Company’s employees or executive officers, subject to the provisions of such plans and programs.
          (k) Expenses. Employee shall be reimbursed for all out-of-pocket expenses reasonably incurred by him on behalf of or in connection with the business of the Company, pursuant to the normal standards and guidelines followed from time to time by the Company.
          (l) Tax and Estate Planning Reimbursement for 2007. Employee’s Base Salary for Fiscal Year 2007 shall be reduced by that amount of out-of-pocket expenses for financial, tax and estate planning that was submitted by Employee and reimbursed by the Company during such year.
          (m) Long Term Awards. On April 26, 2001, the Board of Directors adopted the Republic Services, Inc. Long Term Incentive Plan, effective January 1, 2001 to provide for long term incentive cash grants for specific employees of the Company, including Employee. Effective January 1, 2003, the Long Term Incentive Plan was amended, restated and renamed to the Executive Incentive Plan (as previously defined in Section 2, clause (b), the “Plan”) to provide not only for long term incentive cash grants but also to include the Annual Awards referred to above. Employee has participated in the Long Term Incentive Plan and the Plan since inception, and Employee shall be entitled to continue to participate in the Plan for purposes of receiving Long Term Awards pursuant to the terms of this Agreement and the Plan.

     3. Termination.
          (a) For Cause. The Company shall have the right to terminate this Agreement and to discharge Employee for Cause (as defined below), at any time during the term of this Agreement. Termination for Cause shall mean, during the term of this Agreement, (i) Employee’s willful and continued failure to substantially perform his duties after he has received written notice from the Company identifying the actions or omissions constituting willful and continued failure to perform, (ii) Employee’s conduct that would constitute a crime under federal or state law, (iii) Employee’s actions or omissions that constitute fraud, dishonesty or gross misconduct, (iv) Employee’s breach of any fiduciary duty that causes material injury to the Company, (v) Employee’s breach of any duty causing material injury to the Company, (vi) Employee’s inability to perform his material duties to the reasonable satisfaction of the Company due to alcohol or other substance abuse, or (vii) any violation of the Company’s policies or procedures involving discrimination, harassment, substance abuse or work place violence. Any termination for Cause pursuant to this Section shall be given to Employee in writing and shall set forth in detail all acts or omissions upon which the Company is relying to terminate Employee for Cause.
     Upon any determination by the Company that Cause exists to terminate Employee, the Company shall cause a special meeting of the Board of Directors to be called and held at a time mutually convenient to the Board of Directors and Employee, but in no event later than ten (10) business days after Employee’s receipt of the notice that the Company intends to terminate Employee for Cause. Employee shall have the right to appear before such special meeting of the Board of Directors with legal counsel of his choosing to refute such allegations and shall have a reasonable period of time to cure any actions or omissions which provide the Company with a basis to terminate Employee for Cause (provided that such cure period shall not exceed 30 days). A majority of the members of the Board of Directors must affirm that Cause exists to terminate Employee. No finding by the Board of Directors will prevent Employee from contesting such determination through appropriate legal proceedings provided that Employee’s sole remedy shall be to sue for damages, not reinstatement, and damages shall be limited to those that would be paid to Employee if he had been terminated without Cause. In the event the Company terminates Employee for Cause, the Company shall only be obligated to continue to pay in the ordinary and normal course of its business to Employee his Base Salary plus accrued but unused vacation time through the termination date and the Company shall have no further obligations to Employee from and after the date of termination.
          (b) Resignation by Employee Without Good Reason. If Employee shall resign or otherwise terminate his employment with the Company at anytime during the term of this Agreement, other than for Good Reason (as defined below), Employee shall only be entitled to receive his accrued and unpaid Base Salary through the termination date, and the Company shall have no further obligations under this Agreement from and after the date of resignation.
          (c) Termination by Company Without Cause and by Employee For Good Reason. At any time during the term of this Agreement, (i) the Company shall have the right to terminate this Agreement and to discharge Employee without Cause effective upon delivery of written notice to Employee, and (ii) Employee shall have the right to terminate this Agreement for Good Reason effective upon delivery of written notice to the Company. For purposes of this Agreement, “Good Reason” shall mean: (i) the Company has materially reduced the duties and responsibilities of Employee to a level not appropriate for an officer of a publicly-traded company holding the position provided for in Section 1(a), (ii) the Company has breached any material provision of this Agreement and has not cured such breach within 30 days of receipt of written notice of such breach from Employee, (iii) Company has reduced Employee’s annual Adjusted Salary by more than 10% from the prior Fiscal Year (nothing in this clause implies that the Company may reduce Employee’s Adjusted Salary below the levels provided for in Section 2(a)), (iv) the Company has terminated Employee’s participation in one or more of the Company’s sponsored benefit or incentive plans and no other executive officer has had his participation terminated, (v) a failure by the Company (1) to continue any bonus plan, program or arrangement in which Employee is entitled to participate (“Bonus Plans”), provided that any such Bonus Plans may be modified at the Company’s discretion from time to time but shall be deemed terminated if (x) any such plan does not remain substantially in the form in effect prior to such modification and (y) if plans providing Employee with substantially similar benefits are not substituted therefor (“Substitute Plans”), or (2) to continue Employee as a participant in the Bonus Plans and Substitute Plans on at least a basis which is substantially the same as to potential amount of the bonus Employee participated in prior to any change in such plans or awards, in accordance with the Bonus Plans and the Substitute Plans (a plan shall be considered to be on a basis substantially the same as another if the potential amount payable thereunder is at least 90% of the potential amount payable under the other plan), (vi) Employee’s office is relocated by the Company to a location which is not located within the Florida counties of Miami-Dade, Broward or Palm Beach, or (vii) the Company’s termination without Cause of the continuation of the Employment Period provided in this Agreement. Upon any such termination by the Company without Cause, or by Employee for Good Reason, the Company shall pay to Employee all of Employee’s accrued but unpaid Base Salary through the date of termination, and continue to pay to or provide for Employee (a) a sum equal to his Adjusted Salary payable in accordance with Section 2(a) for two (2) years from the date of termination, when and as Base Salary would have been due and payable hereunder but for such termination, (b) all health benefits in which Employee was entitled to participate at any time during the 12-month period prior to the date of termination, until the earliest to occur of the second anniversary of the date of termination, Employee’s death, or the date on which Employee becomes covered by a comparable health benefit plan by a subsequent employer; provided, however, that in the event that Employee’s continued participation in any health benefit plan of the Company is prohibited, the Company will arrange to provide Employee with benefits substantially similar to those which Employee would have been entitled to receive under such plan for such period on a basis which provides Employee with no additional after tax cost, (c) all stock option grants or restricted stock grants, whether or not part of the Outstanding Option Grant or any options issued during the term of this Agreement, will immediately vest and any such options will remain exercisable for the lesser of the unexpired term of the option without regard to the termination of Employee’s employment or two (2) years from the date of termination of employment, (d) all Annual Awards shall vest and be paid on a pro-rated basis in an amount equal to the Annual Awards payment that the Compensation Committee of the Board of Directors determines would have been paid to Employee pursuant to the Plan had Employee’s employment continued to the end of the Performance Period, multiplied by a fraction, the numerator of which is the number of completed months of employment during such Performance Period and the denominator of which is the total number of months in the Performance Period, (e) all Long Term Awards shall vest and be paid on a pro-rated basis in an amount equal to the maximum Long Term Awards that would have been paid to Employee pursuant to the Plan had Employee’s employment continued to the end of the Performance Periods established under the Plan multiplied by a fraction, the numerator of which is the number of completed months of employment during such Performance Period and the denominator of which is the total number of months in the Performance Period, and (f) as of the termination date Employee shall be paid the balance of all amounts credited or eligible to be credited to Employee’s deferred compensation account, plus, for all such amounts credited or eligible to be credited to such account based upon Company’s performance on or before December 31, 2006 (herein referred to as the “December 31, 2006 deferral amount”) whether or not such amount is actually credited to such account prior to or after such date, a gross-up payment to reimburse Employee for all income and other taxes imposed with respect to the payment of such amounts and all income and other taxes arising as a result of said gross-up payment such that the payment of such December 31, 2006 deferral amount of Employee is made to Employee free of all taxes thereon whatsoever (collectively, the foregoing consideration payable to Employee shall be referred to herein as the “Severance Payment”). Other than the Severance Payment, the Company shall have no further obligation to Employee except for the obligations set forth in Section 14 of this Agreement after the date of such termination; provided, however, that Employee shall only be entitled to continuation of the Severance Payments as long as he is in compliance with the provisions of Sections 6 and 7 of this Agreement.
          (d) Disability of Employee. This Agreement may be terminated by the Company upon the Disability of Employee. “Disability” shall mean any mental or physical illness, condition, disability or incapacity which prevents Employee from reasonably discharging his duties and responsibilities under this Agreement for a period of 180 consecutive days. In the event that any disagreement or dispute shall arise between the Company and Employee as to whether Employee suffers from any Disability, then, in such event, Employee shall submit to the physical or mental examination of a physician licensed under the laws of the State of Florida, who is mutually agreeable to the Company and Employee, and such physician shall determine whether Employee suffers from any Disability. In the absence of fraud or bad faith, the determination of such physician shall be final and binding upon the Company and Employee. The entire cost of such examination shall be paid for solely by the Company. In the event the Company has purchased Disability insurance for Employee, Employee shall be deemed disabled if he is completely (fully) disabled as defined by the terms of the Disability policy. In the event that at any time during the term of this Agreement Employee shall suffer a Disability and the Company terminates Employee’s employment for such Disability, such Disability shall be considered to be a termination by the Company without Cause or a termination by Employee for Good Reason and the Severance Payments shall be paid to Employee to the same extent and in the same manner as provided for in paragraph (c) above, except that (i) to the extent any Awards have been granted under the Plan, but, as of the date of such termination, have not been determined to be earned pursuant to the terms of the Plan, Employee shall be paid, within thirty (30) days following the date of Employee’s termination due to his Disability, an amount with respect to each such open Award which is equal to the full target amount that the Compensation Committee of the Board of Directors was authorized to cause to be paid to Employee pursuant to the Plan had his or her employment continued through the end of the Performance Period related to such Award and had all Performance Goals been met and (ii) payment of the sum equal to the Adjusted Salary in accordance with said paragraph shall be mitigated to the extent payments are made to Employee pursuant to disability insurance programs maintained by the Company.
          (e) Death of Employee. If during the term of this Agreement Employee shall die, then the employment of Employee by the Company shall automatically terminate on the date of Employee’s death. In such event, Employee’s death shall be considered to be a termination by the Company without Cause or a termination by Employee for Good Reason and the Severance Payments shall be paid to Employee’s personal representative or estate to the same extent and in the same manner as provided for in paragraph (c) above, without mitigation for any insurance policies or other benefits held by Employee, except that to the extent any Awards have been granted under the Plan, but, as of the date of such termination, have not been determined to be earned pursuant to the terms of the Plan, Employee’s beneficiary or estate shall be paid, within thirty (30) days following the date of Employee’s death, an amount with respect to each such open Award which is equal to the full target amount that the Compensation Committee of the Board of Directors was authorized to cause to be paid to Employee pursuant to the Plan had his or her employment continued through the end of the Performance Period related to such Award and had all Performance Goals been met. Once such payments have been made to Employee’s personal representative, beneficiary or estate, as the case may be, the Company shall have no further obligations under this Agreement or otherwise to said personal representative, beneficiary or estate, or to any heirs of Employee.
     4. Termination of Employment by Employee for Change of Control.
          (a) Termination Rights. Notwithstanding the provisions of Section 2 and Section 3 of this Agreement, in the event that there shall occur a Change of Control (as defined below) of the Company and within two years after such Change of Control Employee’s employment hereunder is terminated by the Company without Cause or by Employee for Good Reason, then the Company shall be required to pay to Employee (i) the Severance Payment provided in Section 3(c), except that the continuation of Adjusted Salary under 3(c) shall be for three (3) years from the date of termination and that the Severance Payment shall be paid in a single lump sum in full, (ii) the product of three multiplied by the maximum amount of the Awards, including both Annual Awards and Long Term Awards, that Employee would have been eligible for under the Plan with respect to the Fiscal Year in which such termination occurs, in a single lump sum. The foregoing payments shall be made no later than 10 days after Employee’s termination pursuant to this Section 4. To the extent that payments are owed by the Company to Employee pursuant to this Section 4, they shall be made in lieu of payments pursuant to Section 3, and in no event shall the Company be required to make payments or provide benefits to Employee under both Section 3 and Section 4.
          (b) Change of Control of the Company Defined. For purposes of this Section 4, the term “Change of Control of the Company” shall mean any change in control of the Company of a nature which would be required to be reported (i) in response to Item 6(e) of Schedule 14A of Regulation 14A, as in effect on the date of this Agreement, promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (ii) in response to Item 1 of the Current Report on Form 8-K, as in effect on the date of this Agreement, promulgated under the Exchange

Act, or (iii) in any filing by the Company with the Securities and Exchange Commission; provided, however, that without limitation, a Change of Control of the Company shall be deemed to have occurred if:
               (i) Any “person” (as such term is defined in Sections 13(d)(3) and Section 14(d)(3) of the Exchange Act), other than the Company, any majority-owned subsidiary of the Company, or any compensation plan of the Company or any majority-owned subsidiary of the Company, becomes the “beneficial owner” (as such term is defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing thirty percent (30%) or more of the combined voting power of the Company;
               (ii) During any period of three consecutive years during the term of this Agreement, the individuals who at the beginning of such period constitute the Board of Directors of the Company cease for any reason to constitute at least a majority of such Board of Directors, unless the election of each director who was not a director at the beginning of such period has been approved in advance by directors representing at least two-thirds of the directors then in office who were directors at the beginning of such period; or
               (iii) The shareholders of the Company approve (1) a reorganization, merger, or consolidation with respect to which persons who were the shareholders of the Company immediately prior to such reorganization, merger, or consolidation do not immediately thereafter own more than 50% of the combined voting power entitled to vote generally in the election of the directors of the reorganized, merged or consolidated entity; (2) a liquidation or dissolution of the Company; or (3) the sale of all or substantially all of the assets of the Company or of a subsidiary of the Company that accounts for 30% of the consolidated revenues of the Company, but not including a reorganization, merger or consolidation of the Company.
     5. Gross-Up Payment.
          (a) Amount. If any payment or benefit provided to Employee by the Company (a “Base Payment”) is subject to the tax (the “Excise Tax”) imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”) (or any other similar tax that may hereafter be imposed), the Company shall pay to Employee the “Gross-Up Payment” determined as follows. The “Gross-Up Payment” shall be equal to the sum of (i) the Excise Tax imposed with respect to the Base Payment, plus (ii) the Excise Tax imposed with respect to the Gross-Up Payment, plus (iii) all other taxes imposed on Employee with respect to the Gross-Up Payment, including income taxes and Employee’s share of FICA, FUTA and other payroll taxes. The Gross-Up Payment shall not include the payment of any tax on the Base Payment other than the Excise Tax. The Gross-Up Payment is intended to place Employee in the same economic position Employee would have been in if the Excise Tax did not apply, and shall be calculated in accordance with such intent.
          (b) Tax Rates and Assumptions. For purposes of determining the amount of the Gross-Up Payment, Employee shall be deemed to pay Federal income taxes at the highest marginal rate of Federal income taxation in the calendar year in which the Gross-Up Payment is to be made, and state and local income taxes at the highest marginal rate of taxation in the state and locality of Employee’s residence on the date of termination, net of the maximum reduction in Federal income taxes which could be obtained from deduction of such state and local taxes.
          (c) Payment and Calculation Procedures. The Gross-Up Payment attributable to a Base Payment shall be paid to Employee in cash and at such times as such Base Payment is paid or provided pursuant to this Agreement. Simultaneously with or prior to the Company’s payment of a Base Payment, the Company shall deliver to Employee a written statement specifying the total amount of the Base Payment and the Excise Tax and Gross-Up Payment relating to the Base Payment, if any, together with all supporting calculations and conclusions. If Employee disagrees with the Company’s determination of the Excise Tax or Gross-Up Payment, Employee shall submit to the Company, no later than 30 days after receipt of the Company’s written statement, a written notice advising the Company of the disagreement and setting forth Employee’s calculation of said amounts. Employee’s failure to submit such notice within such period shall be conclusively deemed to be an agreement by Employee as to the amount of the Excise Tax and Gross-Up Payment, if any. If the Company agrees with Employee’s calculations, it shall pay any shortfall in the Gross-Up Payment to Employee within 20 days after receipt of such a notice from Employee. If the Company does not agree with Employee’s calculations, it shall provide Employee with a written notice within 20 days after the receipt of Employee’s calculations advising Employee that the disagreement is to be referred to an independent accounting firm for resolution. Such disagreement shall be referred to a nationally recognized independent accounting firm which is not the regular accounting firm of the Company and which is designated by the Company. The Company shall be required to designate such accounting firm within 10 days after issuance of the Company’s notice of disagreement. The accounting firm shall review all information provided to it by the parties and submit a written report to the parties setting forth its calculation of the Excise Tax and the Gross-Up Payment within 15 days after submission of the matter to it, and such decision shall be final and binding on all of the parties. The fees and expenses charged by said accounting firm shall be paid by the Company. If the amount of the Gross-Up Payment actually paid by the Company was less than the amount calculated by the accounting firm, the Company shall pay the shortfall to Employee within 5 days after the accounting firm submits its written report. If the amount of the Gross-Up Payment actually paid by the Company was greater than the amount calculated by the accounting firm, Employee shall pay the excess to the Company within 5 days after the accounting firm submits its written report.
          (d) Subsequent Recalculation. In the event the Internal Revenue Service or other applicable governmental authority imposes an Excise Tax with respect to a Base Payment that is greater than the amount of the Excise Tax determined pursuant to the immediately preceding paragraph, the Company shall reimburse Employee for the full amount of such additional Excise Tax plus any interest and penalties which may be imposed in connection therewith, and pay to Employee a Gross-up Payment sufficient to make Employee whole and reimburse Employee for any Excise Tax, income tax and other taxes imposed on the reimbursement of such additional Excise Tax and interest and penalties, in accordance with the principles set forth above.

          (e) Example. The calculation of the Gross-Up Payment is illustrated by the example set forth in Schedule 5(e), attached to this Agreement and hereby incorporated by reference. The amounts set forth in such example are for illustration purposes only and no implication shall be drawn from such example as to the amounts otherwise payable to Employee by the Company.
     6. Successor To Company. The Company shall require any successor, whether direct or indirect, to all or substantially all of the business, properties and assets of the Company whether by purchase, merger, consolidation or otherwise, prior to or simultaneously with such purchase, merger, consolidation or other acquisition to execute and to deliver to Employee a written instrument in form and in substance reasonably satisfactory to Employee pursuant to which any such successor shall agree to assume and to timely perform or to cause to be timely performed all of the Company’s covenants, agreements and obligations set forth in this Agreement (a “Successor Agreement”). The failure of the Company to cause any such successor to execute and deliver a Successor Agreement to Employee shall constitute a material breach of the provisions of this Agreement by the Company.
     7. Restrictive Covenants. In consideration of his employment and the other benefits arising under this Agreement, Employee agrees that during the term of this Agreement, and for a period of three (3) years following the termination of this Agreement, Employee shall not directly or indirectly:
          (a) alone or as a partner, joint venturer, officer, director, member, employee, consultant, agent, independent contractor or stockholder of, or lender to, any company or business, (i) engage in the business of solid waste collection, disposal or recycling (the “Solid Waste Services Business”) in any market in which the Company or any of its subsidiaries or affiliates does business, or any other line of business which is entered into by the Company or any of its subsidiaries or affiliates during the term of this Agreement, or (ii) compete with the Company or any of its subsidiaries or affiliates in acquiring or merging with any other business or acquiring the assets of such other business; or
          (b) for any reason, (i) induce any customer of the Company or any of its subsidiaries or affiliates to patronize any business directly or indirectly in competition with the Solid Waste Services Business conducted by the Company or any of its subsidiaries or affiliates in any market in which the Company or any of its subsidiaries or affiliates does business; (ii) canvass, solicit or accept from any customer of the Company or any of its subsidiaries or affiliates any such competitive business; or (iii) request or advise any customer or vendor of the Company or any of its subsidiaries or affiliates to withdraw, curtail or cancel any such customer’s or vendor’s business with the Company or any of its subsidiaries or affiliates; or
          (c) for any reason, employ, or knowingly permit any company or business directly or indirectly controlled by him, to employ, any person who was employed by the Company or any of its subsidiaries or affiliates at or within the prior six months, or in any manner seek to induce any such person to leave his or her employment.

          Notwithstanding the foregoing, the beneficial ownership of less than five percent (5%) of the shares of stock of any corporation having a class of equity securities actively traded on a national securities exchange or over-the-counter market shall not be deemed, in and of itself, to violate the prohibitions of this Section.
     8. Confidentiality. Employee agrees that at all times during the term of this Agreement and after the termination of employment for as long as such information remains non-public information, Employee shall (i) hold in confidence and refrain from disclosing to any other party all information, whether written or oral, tangible or intangible, of a private, secret, proprietary or confidential nature, of or concerning the Company or any of its subsidiaries or affiliates and their business and operations, and all files, letters, memoranda, reports, records, computer disks or other computer storage medium, data, models or any photographic or other tangible materials containing such information (“Confidential Information”), including without limitation, any sales, promotional or marketing plans, programs, techniques, practices or strategies, any expansion plans (including existing and entry into new geographic and/or product markets), and any customer lists, (ii) use the Confidential Information solely in connection with his employment with the Company or any of its subsidiaries or affiliates and for no other purpose, (iii) take all precautions necessary to ensure that the Confidential Information shall not be, or be permitted to be, shown, copied or disclosed to third parties, without the prior written consent of the Company or any of its subsidiaries or affiliates, and (iv) observe all security policies implemented by the Company or any of its subsidiaries or affiliates from time to time with respect to the Confidential Information. In the event that Employee is ordered to disclose any Confidential Information, whether in a legal or regulatory proceeding or otherwise, Employee shall provide the Company or any of its subsidiaries or affiliates with prompt notice of such request or order so that the Company or any of its subsidiaries or affiliates may seek to prevent disclosure. In addition to the foregoing Employee shall not at any time libel, defame, ridicule or otherwise disparage the Company.
     9. Specific Performance; Injunction. The parties agree and acknowledge that the restrictions contained in Sections 7 and 8 are reasonable in scope and duration and are necessary to protect the Company or any of its subsidiaries or affiliates. If any provision of Section 7 or 8 as applied to any party or to any circumstance is adjudged by a court to be invalid or unenforceable, the same shall in no way affect any other circumstance or the validity or enforceability of any other provision of this Agreement. If any such provision, or any part thereof, is held to be unenforceable because of the duration of such provision or the area covered thereby, the parties agree that the court making such determination shall have the power to reduce the duration and/or area of such provision, and/or to delete specific words or phrases, and in its reduced form, such provision shall then be enforceable and shall be enforced. Employee agrees and acknowledges that the breach of Section 7 or 8 will cause irreparable injury to the Company or any of its subsidiaries or affiliates and upon breach of any provision of such Sections, the Company or any of its subsidiaries or affiliates shall be entitled to injunctive relief, specific performance or other equitable relief, without being required to post a bond; provided, however, that, this shall in no way limit any other remedies which the Company or any of its subsidiaries or affiliates may have (including, without limitation, the right to seek monetary damages).
     10. Notices. All notices, requests, demands, claims and other communications hereunder shall be in writing and shall be deemed given if delivered by hand delivery, by certified or registered mail (first class postage pre-paid), guaranteed overnight delivery or facsimile transmission if such transmission is confirmed by delivery by certified or registered mail (first class postage pre-paid) or guaranteed overnight delivery to, the following addresses and telecopy numbers (or to such other addresses or telecopy numbers which such party shall designate in writing to the other parties): (a) if to the Company, at its principal executive offices, addressed to the President, with a copy to the General Counsel; and (b) if to Employee, at the address listed on the signature page hereto.
     11. Amendment; Waiver. This Agreement may not be modified, amended, or supplemented, except by written instrument executed by all parties. No failure to exercise, and no delay in exercising, any right, power or privilege under this Agreement shall operate as a waiver, nor shall any single or partial exercise of any right, power or privilege hereunder preclude the exercise of any other right, power or privilege. No waiver of any breach of any provision shall be deemed to be a waiver of any preceding or succeeding breach of the same or any other provision, nor shall any waiver be implied from any course of dealing between the parties. No extension of time for performance of any obligations or other acts hereunder or under any other agreement shall be deemed to be an extension of the time for performance of any other obligations or any other acts. The rights and remedies of the parties under this Agreement are in addition to all other rights and remedies, at law or equity, that they may have against each other.
     12. Assignment; Third Party Beneficiary. This Agreement, and Employee’s rights and obligations hereunder, may not be assigned or delegated by him. The Company may assign its rights, and delegate its obligations, hereunder to any affiliate of the Company, or any successor to the Company or its Solid Waste Services Business, specifically including the restrictive covenants set forth in Section 7 hereof. The rights and obligations of the Company under this Agreement shall inure to the benefit of and be binding upon its respective successors and assigns.
     13. Severability; Survival. In the event that any provision of this Agreement is found to be void and unenforceable by a court of competent jurisdiction, then such unenforceable provision shall be deemed modified so as to be enforceable (or if not subject to modification then eliminated herefrom) to the extent necessary to permit the remaining provisions to be enforced in accordance with the parties intention. The provisions of Sections 7 and 8 will survive the termination for any reason of Employee’s relationship with the Company.
     14. Indemnification. The Company agrees to indemnify Employee during the term and after termination of this Agreement in accordance with the provisions of the Company’s certificate of incorporation and bylaws and the Delaware General Corporation Law.
     15. Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be an original but all of which together shall constitute one and the same instrument.

     16. Governing Law. This Agreement shall be construed in accordance with and governed for all purposes by the laws of the State of Florida applicable to contracts executed and to be wholly performed within such State.
     17. Entire Agreement. This Agreement contains the entire understanding of the parties in respect of its subject matter and supersedes all prior agreements and understandings (oral or written) between or among the parties with respect to such subject matter. Upon the execution of this Agreement the provisions of the Existing Employment Agreement shall be superseded and shall be of no further force and effect except as specifically preserved by the terms of this Agreement.
     18. Headings. The headings of Paragraphs and Sections are for convenience of reference and are not part of this Agreement and shall not affect the interpretation of any of its terms.
     19. Construction. This Agreement shall be construed as a whole according to its fair meaning and not strictly for or against any party. The parties acknowledge that each of them has reviewed this Agreement and has had the opportunity to have it reviewed by their respective attorneys and that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not apply in the interpretation of this Agreement. Words of one gender shall be interpreted to mean words of another gender when necessary to construe this Agreement, and in like manner words in singular may be interpreted to be in the plural, and vice versa.
     20. Attorneys’ Fees. If at any time following a Change of Control of the Company, there should arise any dispute as to the validity, interpretation or application of any term or condition of this Agreement, the Company agrees, upon written demand by Employee (and Employee shall be entitled upon application to any court of competent jurisdiction, to the entry of a mandatory injunction, without the necessity of posting any bond with respect thereto, compelling the Company) to promptly provide sums sufficient to pay on a current basis (either directly or by reimbursing Employee) Employee’s costs and reasonable attorneys’ fees (including expenses of investigation and disbursements for the fees and expenses of experts, etc.) incurred by Employee in connection with any such dispute or any litigation, provided that Employee shall repay any such amounts paid or advanced if Employee is not the prevailing party with respect to at least one material claim or issue in such dispute or litigation. If at any time when there has not previously been a Change of Control of the Company, there should arise any dispute or litigation as to the validity, interpretation or application of any term or condition of the Agreement, the prevailing party in such dispute or litigation shall be entitled to recover from the non-prevailing party its costs and reasonable attorneys’ fees (including expenses of investigation and disbursements for the fees and expenses of experts, etc.) incurred in such dispute or litigation. The provisions of this Section 20, without implication as to any other section hereof, shall survive the expiration or termination of this Agreement and Employee’s employment hereunder.
     21. Withholding. All payments made to Employee shall be made net of any applicable withholding for income taxes, Excise Tax and Employee’s share of FICA, FUTA or other taxes. The Company shall withhold such amounts from such payments to the extent required by applicable law and remit such amounts to the applicable governmental authorities in accordance with applicable law.

     22. Retirement Eligibility. Upon Employee’s retirement, the Company shall pay to Employee all of Employee’s accrued but unpaid Base Salary through the date of retirement. In addition, for all stock option or restricted stock awards (“Equity Awards”) and all monetary awards (including Annual Awards and Long Term Awards pursuant to the Plan and any retirement contributions to the deferred compensation program) (“Monetary Awards”), in each case granted to Employee prior to July 26, 2006 (“Prior Awards”), such Employee shall be eligible to retire for purposes of the Prior Awards, and such Prior Awards shall fully vest in the event of such retirement, upon attaining either (a) the age of fifty-five (55) and having completed six (6) years of service with the Company or (b) the age of sixty-five (65) without regard to years of service with the Company (the “Original Retirement Policy”). For all Equity Awards and/or Monetary Awards granted to Employee following July 26, 2006 (“Prospective Awards”), the Original Retirement Policy shall apply, and such Prospective Awards shall fully vest in the event of such retirement, provided, and only to the extent that, Employee shall provide the Company with not less than twelve (12) months prior written notice of Employee’s intent to retire. Failure by Employee to provide such written notice shall cause the Revised Retirement Policy (as hereinafter defined) to apply with respect to the vesting of Prospective Awards, but such failure shall have no effect whatsoever on the Prior Awards, all of which shall continue to be subject to the Original Retirement Policy. For purposes of this Agreement, (i) “Revised Retirement Policy” shall mean Employee has attained the age of (x) sixty (60) and has completed fifteen (15) years of continuous service with the Company or (y) sixty-five (65) with five (5) years of continuous service with the Company, and (ii) the Annual Awards and Long Term Awards includable within the Monetary Awards to be fully vested as provided above shall include all such Awards which have been granted to Employee, but which, as of the date of his retirement, have not been determined to have been earned pursuant to the Plan and in such instance Employee shall be paid, within thirty (30) days following the date of Employee’s retirement, an amount with respect to each such open Award equal to the full target amount that the Compensation Committee of the Board of Directors was authorized to cause to be paid to Employee pursuant to the Plan had his or her employment continued through the end of the Performance Period related to such Award and had all performance goals been met.
     23. Timing of Severance Payments. Notwithstanding anything in this Agreement to the contrary, if Employee is deemed to be a “key employee” for purposes of Internal Revenue Code Section 409A (“Section 409A”), no Severance Payment or other payments pursuant to, or contemplated by, this Agreement shall be made to Employee by the Company until the amount of time has elapsed that is necessary to avoid incurring excise taxes under Section 409A. Should this result in a delay of payments to Employee, on the first day any such payments may be made without incurring a penalty pursuant to Section 409A (the “409A Payment Date”), the Company shall begin to make such payments as described in this Section 23, provided that any amounts that would have been payable earlier but for the application of this Section 23 shall be paid in a lump-sum on the 409A Payment Date.
[SIGNATURES ON FOLLOWING PAGE]

     IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the date first above written.

REPUBLIC SERVICES, INC., a Delaware corporation
By:	/s/ Harris W. Hudson
Harris W. Hudson, Vice Chairman

EMPLOYEE:
/s/ David A. Barclay
David A. Barclay

Address for Notices:

Schedule 2(a)
Adjusted Salary Example
Calculation of 2006 Adjusted Salary

Adjusted Salary for 2005: $387,000
Base Salary: $331,500
Shares of Company Restricted Stock Granted: 2,500
Closing Price of Company Shares: $39.01 per share (2,500 x $39.01 = $97,525)
Base Salary + Closing Price of Restricted Shares = $331,500 + $97,525 = $429,025
Adjusted Salary for 2006: $429,025 (since greater than the Adjusted Salary for 2005)
Examples of Calculation of Future Adjusted Salary
Example 1:
     Assume the following: (i) Employee’s Base Salary is $350,000.00; (ii) Employee’s Adjusted Salary for the Fiscal Year immediately preceding the Fiscal Year for which the computation is to be made was $400,000.00; (iii) for the Fiscal Year of determination Employee is granted 1,500 shares of Company restricted stock in lieu of a cash adjustment to Base Salary for such year; and the closing price of the Company’s shares on the NYSE on the date of grant was $40.00 per share.
     Based on the foregoing assumptions, the Adjusted Salary for such year would be determined as follows:
     Adjusted Salary for year of determination = Greater of (1) Adjusted Salary for immediately preceding Fiscal Year or (2) the sum of the Base Salary plus the product of (x) the number of shares of restricted stock granted for the year of determination, multiplied by (y) the closing price per share of the Company’s stock on the NYSE.
Adjusted Salary = Greater of:
(i)	$400,000.00; or

(ii)	$350,000.00 + (1,500 x $40.00) =

$350,000.00 + $60,000 = $410,000.00
Therefore, the Adjusted Salary established for the year of determination under the foregoing Example 1 is $410,000.00.

Example 2:
     Assume, with respect to the Fiscal Year immediately following the Fiscal Year described in Example 1 above, the following: (i) Employee’s Base Salary remains at $350,000.00; (ii) as indicated above in Example 1, Employee’s Adjusted Salary for the immediately preceding Fiscal Year immediately was $410,000.00; (iii) for the Fiscal Year of determination Employee is granted an additional1,500 shares of Company restricted stock in lieu of a cash adjustment to Base Salary for such year; and the closing price of the Company’s shares on the NYSE on the date of grant was $45.00 per share.
     Based on the foregoing assumptions, the Adjusted Salary for such year would be determined as follows:
     Adjusted Salary for year of determination = Greater of (1) Adjusted Salary for immediately preceding Fiscal Year or (2) the sum of the Base Salary plus the product of (x) the number of shares of restricted stock granted for the year of determination, multiplied by (y) the closing price per share of the Company’s stock on the NYSE.
Adjusted Salary = Greater of:
(i)	$410,000.00; or

(ii)	$350,000.00 + (1,500 x $45.00) =

$350,000.00 + $67,500 = $417,500.00
Therefore, the Adjusted Salary established for the year of determination under the foregoing Example 2 is $417,500.00.

Schedule 5(e)
Gross-Up Payment Example
     Assume that the Company makes a Base Payment to Employee of $900,000, and that $600,000 is subject to an Excise Tax of 20%. Also assume that the maximum combined effective federal, state and local tax rate, including Employee’s share of payroll taxes but not including the Excise Tax rate, is 45%. Under these circumstances, the Gross-Up Payment would be $342,857.14.
     The Gross-Up Payment in this example is equal to the amount of the Base Payment subject to the Excise Tax ($600,000), multiplied by the Excise Tax rate, expressed as a decimal (.20), and divided by the remainder of 1 minus the Excise Tax rate, expressed as a decimal, and minus the effective rate of tax of Employee exclusive of the Excise Tax, expressed as a decimal (1-.20-.45). Hence, the Gross-Up Payment is $600,000 x .20 / (1-.20-.45) = $342,857.14.
     The Gross-Up Payment of $342,857.14 represents the sum of the amounts referred to in clauses (i), (ii) and (iii) of Section 5(a) of this Agreement, as set forth below.

clause (i): Excise Tax on Base Payment (600,000 x .20)	120,000.00

clause (ii): Excise Tax on Gross-Up Payment (342,857.14 x .20)	68,571.43

clause (iii): Other taxes on Gross-Up Payment (342,857.14 x .45)	154,285.71

Total taxes subject to gross-up	342,857.14

19